500 Union Street, Suite 420
Seattle, Washington 98101

June 2, 2017

Mr. Kevin J. Kuhar, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Visualant, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016, Filed January 13, 2017

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2016, Filed April 13, 2017

Form 10-Q for the Quarterly Period Ended December 31, 2016, Filed February 21, 2017

File No. 001-37479

Dear Mr. Kuhar:

Visualant, Incorporated, a Nevada corporation (the “Company”), has received and reviewed your letter dated May 4, 2017 (the “Comment Letter”), which responds to the Company’s response letter dated March 17, 2017, both of which pertain to Company’s Form10-K for the year ended September 30, 2016 as filed with the Securities & Exchange Commission (the “Commission”) on January 31, 2017, and amended April 13, 2017, and Form 10-Q for the quarterly period ended December 31, 2016 as filed with the Commission on February 21, 2017, File No. 001-37479.

Specific to your comments, please find our responses below, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 17, 2017.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2016

Note 14 – Equity

Series B Redeemable Convertible Preferred Stock, page F-19

1.             We note the disclosure added in response to comment 3. You state that in addition to paying the institutional investor the sum of $505,000, the company issued 52,000 restricted shares of common stock valued at $169,000 for the conversion of the remaining preferred shares that the investor had purchased - i.e., 51 Series B preferred shares. Please address the following:

(a)
Describe to us the terms of the conversion and reconcile the 52,000 shares disclosed in this note to the conversion reflected on the statement of stockholders’ equity showing you issued 126,064 common shares with a dollar amount of $675,695.
(b)
Cite the section of, or provide us with the relevant excerpt from, the First Amendment to the Stock Purchase Agreement that describes the conversion terms of the remaining preferred shares.
(c)
As applicable, provide us a revised statement of stockholders’ equity showing the corrected amounts.

Response: We have amended Note 14 of our Notes to Financial Statements in response to your comment as outlined below.

(a)
Describe to us the terms of the conversion and reconcile the 52,000 shares disclosed in this note to the conversion reflected on the statement of stockholders’ equity showing you issued 126,064 common shares with a dollar amount of $675,695.

We have added the following disclosure to our 10-K to better disclose the conversions of the Series B shares.

 In the quarter ended June 30, 2016, the investor converted 35 preferred shares into 74,064 shares of common stock valued at $506,695. Prior to the closing of the First Amendment to the Stock Purchase Agreement the investor converted the remaining 16 preferred shares into 52,000 shares for common stock valued at $169,000.

On August 5, 2016, the Company closed the First Amendment to Stock Purchase Agreement with the institutional investor. As a result of this amendment agreement the Company paid the sum of $505,000 to the institutional investor and cancelled the remaining 204 shares of Series B Preferred Stock that had not been purchased, and the parties terminated the relationship and all aspects of the Stock Purchase Agreement described above in its entirety. We recorded an expense of $674,000 related to this amendment agreement during the three months ended September 30, 2016, which includes the conversion of the remaining shares.

(b)
Cite the section of, or provide us with the relevant excerpt from, the First Amendment to the Stock Purchase Agreement that describes the conversion terms of the remaining preferred shares.

The Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K, filed August 11, 2016. Per the “Agreement”, section Parts I-IV of the First Amendment the company paid $505,000 to cancel all remaining Series B Shares.

(c)
As applicable, provide us a revised statement of stockholders’ equity showing the corrected amounts.

We have corrected our statement of stockholders’ equity showing the corrected amounts. The Company has revised its statement of cash flows to more accurately reflect transactions between operating activities and financing activities that were previously netted. As a result, the change to cash used in operations was reduced from $3,373,734 to $2,746,333 and the change in cash provided by financing activities was reduced from $3,496,629 to $2,869,228. The Company revised its statement of stockholders’ equity (deficit) to correct a typographical error and to reflect the preferred B shares converted into common stock as a single line item on the statement of stockholder equity. These revisions had no effect on the Company’s net loss, asset or liabilities for the year ended September 30, 2016.

2.             We note no changes to your consolidated statements of cash flows that are consistent with your response to comment 3. Please provide us with revised statements of cash flows for the reported periods showing the corrected disclosure.

Response: We have amended our 10-K filing to include revised consolidated statements of cash flows consistent with our response to comment 3, and Item1 of this response letter.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 11 – Goodwill, page 14

3.             We note your response to comment 6. However, we also note the statement in your Form 8-K dated February 21, 2017 that you determined that your goodwill of $983,645 related to the 2010 acquisition of TransTech was impaired. Please show us how you calculated the $483,645 impairment charge relating to TransTech’s goodwill. Provide us with a table showing the carrying values of all the assets and liabilities of TransTech as of the date of the impairment test and explain how you considered them in your calculation.

Response: We have concluded that we should restate our financial statements as of and for the quarter ended December 31, 2016.

Subsequent to the filing of 10-Q for the three months ended December 31, 2016, we concluded that the goodwill in Transtech should have been reduced to $0. The assumptions management used to determine goodwill were incorrect and through additional analysis management has determined that a full impairment of goodwill is appropriate.

The effect of the restatement on specific line items in the Consolidated Statement of Operations for the three months ended December 31, 2016 was to increase Impairment of goodwill, Operating loss, Loss before income tax and Net Loss by $500,000 and our Loss per share by $0.15 per share to $0.81. The effect of the restatement on the specific line items in the Consolidates Balance Sheet at December 31, 2016 was to reduce Goodwill, Current assets, Total assets, Retained earnings, Total stockholders’ equity and Total liabilities and stockholders’ equity by $500,000.

In connection with the Company’s responding to the comments set forth in the May 4, 2017 letter, the Company acknowledges that:

●
The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours, /s/ Jeff T. Wilson Jeff T. Wilson Chief Financial Officer

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